FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição (“Company” or “CBD“), pursuant to Article 3 of CVM Rule 358/02, hereby informs that it has received the correspondence below on this date from its controlling shareholder Casino Guichard Perrachon.

Additionally, CBD informs that shareholders agreements governing the exercise of the control of the Company were filed with its head offices.

São Paulo, August 21, 2015.

Daniela Sabbag

Investor Relations Officer

Closing of the acquisition by Éxito

of 50% of GPA (Brazil) voting shares

and 100% of Libertad in Argentina

As a result of the new organization of the Casino group in Latin America, Éxito closed today the acquisition from Casino group of 50% the ordinary voting shares of its subsidiary GPA in Brazil, representing around 18.8% of the total capital of the company, and a 100% stake in Libertad (subsidiary of the Group in Argentina). The transaction was approved by the Shareholders’ general meeting and the Board of Directors of Éxito.

Casino and Éxito agreed on shareholders’ agreements in order to organize the control of GPA. A summary of the contracts related to the transaction is available on the following link: http://www.groupe-casino.fr/en/press-releases/shareholders-agreements-for-segisor-wilkes-and-grupo-pao-de-acucar

With the wealth of its brands and positions in Latin America, this new organization of the activities around Éxito, enables the Group to follow its strategy of growth and profitability at a rapid pace, strengthening its commercial presence in the region.

ANALYSTS AND INVESTORS CONTACTS

Régine GAGGIOLI – Tél: +33 (0)1 53 65 64 17

rgaggioli@groupe-casino.fr

or

+33 (0)1 53 65 64 18

IR_Casino@groupe-casino.fr

GROUP EXTERNAL COMMUNICATIONS DEPARTMENT

Aziza BOUSTER

Tél: +33 (0)1 53 65 24 78

Mob: +33 (0)6 08 54 28 75

abouster@groupe-casino.fr

Paris, 20 August 2015	1

Disclaimer

This press release was prepared solely for information purposes and should not be construed as a solicitation or an offer to buy or sell securities or related financial instruments. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. No representation or warranty, either express or implicit, is provided in relation to the accuracy, completeness or reliability of the information contained herein. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice.

This document contains certain forward-looking statements. This information is not historical data and should not be interpreted as guarantees of the future occurrence of such facts and data. These statements are based on data, assumptions and estimates that the Group believes are reasonable. The Group operates in a competitive and rapidly changing environment. It is therefore not in a position to predict all of the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement. The forward-looking statements contained in this press release are made only as of the date hereof. Except as required by any applicable law, rules or regulations, the Group expressly disclaims any obligation or undertaking to publicly release any updates of any forward‐looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any forward-looking statement contained in this press release is based.

Paris, 20 August 2015	2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 21, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.